  EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1.  Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

April 16, 2021

Item 3. News Release

A news release was disseminated on April 16, 2021 via BusinessWire.

Item 4. Summary of Material Change

On April 16, 2021, Mogo closed its previously announced strategic investment in Coinsquare Ltd. ("Coinsquare"), pursuant to which Mogo acquired a 19.99% ownership interest in Coinsquare for total aggregate consideration consisting of a cash payment of $27.4 million and the issuance of 2,807,577 common shares of Mogo (the "Mogo Shares") to Coinsquare and certain selling shareholders of Coinsquare (the "Vendors").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On April 16, 2021, Mogo closed its previously announced strategic investment (the "Investment") in Coinsquare, pursuant to which Mogo acquired a 19.99% ownership interest in Coinsquare for total aggregate consideration consisting of a cash payment of $27.4 million and the issuance of 2,807,577 Mogo Shares to Coinsquare and the Vendors.

Pursuant to the terms of the previously announced Investment, Mogo acquired 19.99% of the outstanding common shares of Coinsquare (the "Coinsquare Shares") on a post-transaction basis by way of treasury issuance from Coinsquare and purchases of Coinsquare Shares from the Vendors. As part of the Investment, Mogo also has a 12-month call option to acquire from the Vendors an additional 10% of the outstanding Coinsquare Shares at a fixed price, along with an 18-month warrant which would increase its total ownership interest to over 40% in the event that both the option and warrant are fully exercised. Separately, the Vendors have a put right to require Mogo to purchaser from the Vendors 10% of the outstanding Coinsquare Shares that may be exercised under certain conditions within 6 to 13 months of closing of the Investment. The put right will be void if Mogo exercises the call option and vice versa. One half of the Mogo Shares issued as consideration to Coinsquare and the Vendors are subject to a 30-day contractual escrow period from the date of closing.

In connection with the Investment, Mogo and Coinsquare entered into an investor rights agreement (the "IRA"), pursuant to which, among other things, as of May 31, 2021, Coinsquare will have the right to designate for nomination or appointment one nominee to Mogo's board of directors . This nomination right will expire if Coinsquare and its affiliates cease to beneficially own (directly or indirectly, either alone or jointly with others) at least 425,578 Mogo Shares (as adjusted from time to time to give effect to any consolidation, subdivision, reorganization, share dividend, amalgamation, arrangement, or similar transaction or statutory procedure affecting substantially all of the Mogo Shares or the Company’s capital generally), or if at any time any person acquires beneficial ownership (directly or indirectly, either alone or jointly with others) of twenty percent (20%) or more of the outstanding Coinsquare Shares or securities convertible into Coinsquare Shares, other than Mogo or any person that held such interest as of February 10, 2021.

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The Mogo Shares issued to Coinsquare and the Vendors were qualified by the Company's prospectus supplement dated April 15, 2021 to the final base shelf prospectus dated April 15, 2021 and a corresponding shelf registration statement on Form F-10.

The above summary is qualified in its entirety by reference to the terms of the definitive investment agreement among Mogo, Coinsquare and the Vendors dated February 10, 2021, as amended March 31, 2021, and the IRA, copies of which may be found under Mogo's profile on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

April 21, 2021.

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